Exhibit (a)(5)(C)
SUPERIOR COURT WASHINGTON IN AND FOR SNOHOMISH COUNTY

ROBERT GLUCK, Individually and on Behalf	)
of All Others Similarly Situated,	)
	)	No. 102089126
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
v.	)
)
RUEDIGER NAUMANN-ETIENNE;	)
RONALD ANDREWS; W. ROBERT BERG;	)
DAVE MARVER; TIMOTHY C.	)
MICKELSON; CARDIAC SCIENCE	)
CORPORATION; OPTO CIRCUITS (INDIA))
LTD.; and JOLT ACQUISITION COMPANY,	)
)
Defendants.	)
)

     Plaintiff, as and for its Class Action Complaint alleges as follows:
     1. This is an action on behalf of the public stockholders of Cardiac Science Corporation (“CSC” or the “Company”) asserting claims for breaches of fiduciary duty against the directors of CSC in connection with the sale of the Company pursuant to the Agreement and Plan of Merger dated October 19, 2010 (the “Merger Agreement”). On October 19, 2010, CSC announced that it had entered into a definitive merger agreement under which Opto Circuits (India) Limited (“Opto Circuits”) agreed to acquire all the outstanding shares of CSC common stock for $2.30 per share (the “Proposed Transaction”). The Proposed Transaction

CLASS ACTION COMPLAINT — 1	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

will take the form of an all-cash tender offer by Jolt Acquisition Company (“Jolt Acquisition”), a wholly-owned subsidiary of Opto Circuits, followed by a second step merger.
     2. CSC stockholders are receiving indefensibly inadequate consideration in connection with the Proposed Transaction.
     3. Plaintiff seeks to enjoin sale of the Company and the tender offer or to rescind the Proposed Transaction in the event of its consummation. The members of the CSC board must, as their fiduciary duties require, act to maximize value for the stockholders in connection with a sale of the Company. Having agreed to a sale at a fraction of the true value, they have failed utterly to discharge that duty.
THE PARTIES
     4. Plaintiff Robert Gluck has owned shares of CSC throughout the entire relevant period.
     5. Defendant CSC is a corporation duly organized and existing under the laws of Delaware and has its principal place of business at 3303 Monte Villa Parkway, Bothell, Washington. According to the Company, it develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators (AED), electrocardiograph devices (ECG/EKG), cardiac stress treadmill and systems, PC-based diagnostic workstations, Holter monitoring systems, hospital defibrillators, vital signs monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems (informatics) that connect with hospital information (HIS), electronic medical record (EMR), and other information systems. CSC has customers in almost 100 countries worldwide, the company has operations in North America, Europe, and Asia.

CLASS ACTION COMPLAINT — 2	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

     6. CSC sells a variety of related products and consumables and provides a portfolio of training, maintenance, and support services. CSC’s Defibrillators & AED Programs products include Powerheart AED G3 Plus, Powerheart AED G3 Pro, Powerheart AED G3, Powerheart AED G3 Trainer etc. CSC’s ECG Devices include Quinton Eclipse Premier, Burdick Atria 6100, Burdick Atria 3100 and Burdick Universal ECG. The Company’s Stress Testing products include Quinton Q-Stress, Quinton Quik-Prep Patient Preparation System Applicator, Burdick Quest, Burdick Heartstride, Cardiac Science TM55 and TM65 Treadmills etc. Its Holter Systems products include Burdick Vision Premier Holter, Burdick Vision Holter and Burdick Vision 5L and 5LR Digital Holter Recorders. Cardiac’s Cardiac Rehab products include Quinton Q-Tel RMS and Quinton CR60 Rehabilitation Treadmill. Other CSC products include Burdick 90217 Ambulatory Blood Pressure System, Burdick Oxy 100 Pulse Oximeter, Burdick Spirocard Spirometer and Burdick Spiroxcard Spirometer and Pulse Oximeter. CSC has collaborations with Omron Healthcare, Inc., Cambridge Heart Inc., The Boy Scouts of America, Henry Schein Inc, Lumedx Corporation, GEMMS, Benco Dental, School Health Corporation etc. The Company has received award for Global Excellence in ECG Monitoring from Frost and Sullivan.
     7. Defendant Ruediger Naumann-Etienne, Ph.D., (“Naumann-Etienne”) currently serves as Chairman of the Board of CSC. Prior to becoming Chairman in October 2006, Naumann-Etienne served as Vice-Chairman of the Board of CSC since September 2005. From April 2000 to August 2005, he served as Chairman of the Board of Quinton Cardiology Systems, where he also served as Chief Executive Officer from November 2000 to August 2003. As of April 9, 2010, Naumann-Etienne owned 488,987 shares of CSC.

CLASS ACTION COMPLAINT — 3	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

     8. Defendant Ronald Andrews (“Andrews”) is a Director of the Company. Andrews is the vice chairman and chief executive officer of Clarient, Inc. (Nasdaq: CLRT), an advanced cancer diagnostics and laboratory services company serving pathologists, oncologists, and the pharmaceutical industry.
     9. Defendant W. Robert Berg (“Berg”) has served as a director since September 2005. As of April 9, 2010, Berg owned 47,105 shares of CSC.
     10. Defendant Dave Marver (“Marver”) has been the President and Chief Executive Officer, as well as a director, of Cardiac Science Corporation since March 31, 2009. From October 2008 to March 2009, he served as Cardiac Science’s Executive Vice President and Chief Operating Officer. As of April 9, 2010, Marver owned 86,792 shares of CSC.
     11. Defendant Timothy C. Mickelson, Ph. D. (“Mickelson”) has served as a director since November 2006. As of April 9, 2010, Mickelson owned 17,251 shares of CSC.
     12. As Directors of the Company, the defendants referred to in paragraphs 7-11 above (collectively the “Individual Defendants”), are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of CSC, and owe the highest obligations of due care, loyalty, full and candid disclosure and good faith and fair dealing.
     13. In the event the Proposed Transaction is consummated, any CSC stock options owned by the Individual Defendants immediately vest and are exercisable immediately prior to the effective date of the transaction.
     14. Defendant Opto Circuits is an Indian Company that purports to be in the business of design, development, manufacture, and marketing of healthcare equipment and interventional products.

CLASS ACTION COMPLAINT — 4	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

     15. Defendant Jolt Acquisition is a corporation organized under the laws of the State of Delaware and is a wholly owned subsidiary of Opto Circuits.
     16. Opto Circuits and Jolt Acquisition are referred to herein as “Opto Circuit Defendants.” The Opto Circuit Defendants are named as parties because they are parties to the Merger Agreement.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this case on his own behalf and as a class action, pursuant to Chancery Court Rule 23, on behalf of all holders of common stock of the Company, except defendants herein and their affiliates, who are threatened with injury arising from the Individual Defendants’ actions as are described more fully below (the “Class”).
     18. This action is properly maintainable as a class action.
     19. The Class is so numerous that joinder of all members is impracticable. As of August 2, 2010 CSC had 23,815,781 shares of common stock outstanding owned by shareholders who are scattered throughout the United States.
     20. There are questions of law and fact common to the Class including, inter- alia, whether:
a.	the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class in connection with a sale of control of the Company, including by failing duly to inform themselves regarding the comparative value of alternatives and to conduct a reasonable and independent process to actively seek and obtain the best price available and a control premium for the stockholders;

b.	The Opto Circuit Defendants have aided and abetted the breaches committed by the Individual Defendants;

CLASS ACTION COMPLAINT — 5	LAW OFFICES OF
Keller Rohrback l.l.p.
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c.	Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

d.	Plaintiff and the other members of the Class will be damaged irreparably by Defendants’ conduct.
     21. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     23. The Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.
SUBSTANTIVE ALLEGATIONS
CSC is Poised for Future Growth
     24. Recently, CSC has introduced new products and its financial outlook has been positive. The Company’s new products include those that provide wireless access to medical

CLASS ACTION COMPLAINT — 6	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
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records and innovative ways to store and access electronic medical records (“EMR”). The Company’s products are well known and popular with doctors and hospitals.
     25. On July 27, 2010, CSC announced the introduction of two new products in the cardiac street test category. The press release stated, in part, the following:
BOTHELL, Wash., July 27 /PRNewswire-FirstCall/ — Cardiac Science Corporation (Nasdaq:CSCX — News), a global leader in automated external defibrillator (AED) and diagnostic cardiac monitoring devices, today announced the introduction of two new products that extend its market-leading position in the cardiac stress test category
“Hospitals and physician clinics are challenged by a lack of space for diagnostic equipment,” said Tony Titus, Cardiac Science vice president of marketing. “The unique design, compact footprint, and wireless capabilities of the Quinton 9500 Series allow clinicians to perform stress testing conveniently and in a greater variety of settings.”
Features of the Quinton 9500 Series cardiac stress systems:
• Revolutionary designs optimize space and allow stress testing in a greater variety of settings. Both the Quinton 9500 (a unique wall-mounted cabinet) and the Quinton 9550 (a mobile cart with ample storage space) feature small footprints and fully integrated components.
• Wireless data acquisition delivers safety, comfort, and confidence to patients and staff.
• A modern user interface facilitates fast and efficient workflow and reduces training needs. The one-button navigation and optional touch screen make the Quinton 9500 Series intuitive to learn and use.
• Advanced connectivity assures easy and convenient management of patient records. Physicians can read, analyze, and confirm patient tests from anywhere with a secure internet connection. While no EMR is required to view data with CareCenter MD, records can be easily transferred to an EMR if desired.
“The Quinton 9500 series is our second major new product introduction in the stress category this month,” said Dave Marver, Cardiac Science president and chief executive officer. “We will continue to extend our leadership position in diagnostic cardiology with additional new products as the year progresses.”

CLASS ACTION COMPLAINT — 7	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

     26. On July 29, 2010, CSC issued a press release in which it disclosed its financial results for the quarter ended June 30, 2010. The press release stated, in part, the following:
BOTHELL, Wash., July 29 /PRNewswire-FirstCall/ — Cardiac Science Corporation (Nasdaq:CSCX — News), a global leader in automated external defibrillator (AED) and diagnostic cardiac monitoring devices, today announced its financial results for the second quarter of 2010.
Revenue for the second quarter of 2010 was $36.1 million, approximately equal to second quarter 2009 revenue. The Company’s net loss of $18.5 million included a charge of $11.0 million associated with the Company’s previously announced plan to replace AEDs used by certain first responders and medical providers. Excluding this charge, the Company’s pro forma net loss for the second quarter was $7.5 million.
“We have resolved major uncertainties surrounding our business and are pleased to return focus to our growth initiatives,” said Dave Marver, president and chief executive officer. “This month brought two major new product introductions in Cardiac Monitoring (CareCenter MD and the Quinton 9500 Series) and an exciting new partnership with Best Buy. Additional announcements are expected in the next several weeks as we build momentum toward improved financial results.”....
Outlook
The Company expects revenue for the third quarter of 2010 to be in a range between $36.0 and $39.0 million, with some growth over the second quarter, attributable mostly to the recently announced and additional planned new product releases. Net loss for the third quarter is expected to be in a range between $5.5 and $6.5 million, with Adjusted EBITDA in a range between negative $3.5 and negative $4.5 million. The improvements in net loss and Adjusted EBITDA over the second quarter are expected to result from higher revenue and gross profit, combined with reduced operating expense.
The Company expects revenue for 2010 to be in a range between $145 and $150 million. This revenue range includes expected growth in cardiac monitoring revenue in the second half of the year, driven by new product releases and expected improvement in AED sales as a result of the resolution of the recall issues.
With improving revenue in the second half of 2010 continuing into 2011, and with operating expenses expected to decrease as a result of the completion of the new product launches and other initiatives, the Company expects operating losses to decrease and cash flow to improve in future periods.

CLASS ACTION COMPLAINT — 8	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

“We preliminarily expect revenue growth in excess of 10% for 2011,” said Mike Matysik, senior vice president and chief financial officer. “In addition, with reducing operating costs, we expect to cross back over to profitability before the end of 2011 and we expect to generate positive EBITDA for the full year 2011. With our increased line of credit in place, in combination with our existing cash, we expect to be able to fund both operations and our liabilities under the recalls and we expect to ultimately repay any borrowings under our line of credit with cash generated from operations.”
(Emphasis added.)
     27. On September 21, 2010, CSC issued a press release that disclosed the launch of a new test for assessing the risk of sudden cardiac arrest. The press release stated, in part, the following:
BOTHELL, Wash., Sept. 21 /PRNewswire/ — Cardiac Science Corporation (Nasdaq:CSCX — News), a global leader in automated external defibrillator (AED) and diagnostic cardiac monitoring devices, today announced the launch of a Microvolt T-Wave Alternans (MTWA) module that integrates with its industry-leading Quinton Q-Stress cardiac stress systems ....
“Physicians that have Q-Stress systems can add the MTWA module to their existing Q-Stress systems, or order it as an option with new systems,” said Tony Titus, Cardiac Science vice president of marketing. “The MTWA test is a clinically proven test for assessing the risk of sudden cardiac arrest and it can be performed during a standard stress test session. It is the only test of its kind that Medicare will reimburse.”
Cardiac Science teamed with Tewksbury, MA-based Cambridge Heart (OTC Bulletin Board: CAMH.ob — News), a developer of noninvasive diagnostic tests for cardiac disease, to create the MTWA module that has been integrated into the Q-Stress systems.
“We are pleased to have reached this key milestone, and look forward to working with Cardiac Science to support the sales and marketing phase of our partnership,” said Ali Haghighi-Mood, Cambridge Heart’s President and CEO. “The launch of the MTWA module for the Q-Stress system marks an important step in making our technology accessible to a much broader segment of physicians and patients.”
CSC Agrees to Be Acquired by Opto Circuits

CLASS ACTION COMPLAINT — 9	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

     28. On October 19, 2010, CSC issued a press release that stated, in part, the following:
BOTHELL, Wash and BANGALORE, KARNATAKA, India, Oct. 19/PRNewswire-FirstCall/ — Cardiac Science Corporation (Nasdaq:CSCX — News) and Opto Circuits (India) Limited [BSE Code: 532391; NSE: OPTOCIRCUIT] today announced they have entered into a definitive merger agreement under which Opto Circuits has agreed to acquire all of the outstanding shares of Cardiac Science common stock for $2.30 USD per share. The $2.30 price represents a 10% premium to the closing price of Cardiac Science common stock of $2.10 on October 18, 2010, a 28% premium to the average closing price for the 30 day period ended October 18, 2010 and a 30% premium to the average closing price for the 100 day period ended October 18, 2010.
“We believe this transaction provides excellent value to our shareholders and expanded opportunity for our customers, employees, and partners,” said Dave Marver, Cardiac Science president and chief executive officer. “Our business will benefit greatly from Opto Circuits’ financial resources, operational capabilities, and global scale.”
“We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market,” said Vinod Ramnani, Opto Circuits chairman and managing director. “Cardiac Science has a strong reputation for innovative, high-quality products and services. This transaction is expected to open many new global markets for Cardiac Science’s products and will greatly enhance Opto Circuits’ product offering and presence in the United States.”
Piper Jaffray acted as financial advisor to Cardiac Science and delivered a fairness opinion to Cardiac Science’s board of directors. Perkins Coie LLP served as outside legal counsel to Cardiac Science, while Quarles & Brady LLP served as outside legal counsel to Opto Circuits.
About the Transaction
The boards of directors of both companies have unanimously approved the transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Opto Circuits, followed by a second-step merger. The closing of the tender offer by Opto Circuits, which is expected to be commenced within 10 business days, is subject to customary conditions, including that shares representing at least sixty percent (60%) of Cardiac Science’s outstanding shares of common stock are validly tendered into the offer. As a result of the second-step merger, any shares that have not been validly tendered into the offer will be converted into the right to receive cash equal to the offer price of $2.30 per share. The subsequent closing of the merger may be subject to obtaining

CLASS ACTION COMPLAINT — 10	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

stockholder approval of the merger agreement if Opto Circuits does not acquire a sufficient number of shares to effect a short-form merger. If such approval is needed, Cardiac Science will call a special meeting of its stockholders. If a stockholder meeting is required to approve the merger, Opto Circuits has agreed to vote (or cause its acquisition subsidiary to vote) all shares of Cardiac Science it owns in favor of the merger. The companies are targeting a late fourth quarter 2010 closing, assuming satisfaction of closing conditions and successful execution of the tender offer process.
Upon completion of the merger, Cardiac Science will become a wholly-owned subsidiary of Opto Circuits. Opto Circuits will fund the purchase with its cash and credit lines.
(Emphasis added.)
     29. The process leading up to the announcement of the Merger was flawed, and therefore the Proposed Transaction does not represent the most economically favorable terms for CSC’s stockholders.
     30. Section 5.3 of the Merger Agreement indicates that Piper Jaffray & Co. has delivered to CSC’s Board, it a so-called “Fairness Opinion.” But CSC has not disclosed to its shareholders the assumptions, qualifications and limitations of the Fairness Opinion.
     31. Not only did the CSC Board approve and recommend Opto Circuit’s low premium offer without soliciting competing offers or determining what, if any, competing interest there was in the Company, but the CSC Board also agreed to restrictive deal protection devices.
     32. The CSC Board agreed to prohibitive “No Shop Covenants” in Section 7.3 of the Merger Agreement:
     SECTION 7.3. Acquisition Proposals.
(a) Subject to Section 7.3(b), from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX , the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Representatives to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of

CLASS ACTION COMPLAINT — 11	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

furnishing information, except information relating to the existence of these provisions), or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any Acquisition Proposal or (ii) participate in any discussions (except as to the existence of these provisions) or negotiations relating to any Acquisition Proposal. Subject to Section 7.3(b), from the date hereof the Company shall cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. The Company shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person.
(b) Notwithstanding anything to the contrary contained in Section 7.3(a) if at any time prior to the Offer Closing, the Company receives an unsolicited bona fide written Acquisition Proposal from a third party which the Company Board determines constitutes or could reasonably be likely to result in a Superior Proposal, the Company may, in response to such Acquisition Proposal (provided such Acquisition Proposal did not result from a breach by the Company of Section 7.3(a) , Section 7.3(b) or Section 7.3(c)), (A) furnish information with respect to the Company and its Subsidiaries to any Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (as determined after consultation with its outside counsel) (an “Acceptable Confidentiality Agreement”), the benefits of the terms of which, if more favorable to the other party to such confidentiality agreement than those in place with Parent, shall be extended to Parent and the Company shall simultaneously provide Parent a copy of all information furnished to such Person to the extent it has not previously been so furnished to Parent, and (B) participate in discussions and negotiations regarding such Acquisition Proposal. From and after the date hereof, except as restricted by a confidentiality agreement or similar obligation in effect as of the date hereof by which the Company is bound, if the Company has received an Acquisition Proposal, it shall promptly advise Parent orally and in writing of such Acquisition Proposal, any request for information, and the material terms and conditions of such request or Acquisition Proposal, and shall keep Parent reasonably informed of the status and details of any such Acquisition Proposal.
(c) Except as expressly permitted by this Section 7.3(c), neither the Company Board, nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or

CLASS ACTION COMPLAINT — 12	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
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TELEPHONE: (206) 623-1900
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the Transactions or the approval of this Agreement by the stockholders at the Company Stockholders Meeting (a “Change of Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than this Agreement, or (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (an “Acquisition Agreement ”) related to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Offer Closing, (i) in response to the receipt of a written Acquisition Proposal (that has not been withdrawn) in connection with which the Company has not breached Section 7.3(a) (subject to Section 7.3(b)), if the Company Board determines that such Acquisition Proposal is a Superior Proposal, then the Company Board may approve or recommend such Superior Proposal and, in connection with the approval or recommendation of such Superior Proposal, make a Change of Recommendation and/or terminate this Agreement (and subject to Article IX, including payment of the Termination Fee, in connection with such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal); provided that: (A) prior to the Company entering into an Acquisition Agreement to effect such Superior Proposal, the Company shall have provided to Parent prompt written notice advising Parent of the decision of the Company Board to take such action and the reasons therefor, including the material terms and conditions of the Acquisition Proposal; (B) the Company shall have given Parent five (5) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Parent proposes to revise the terms of this Agreement or make another proposal, the Company shall have, during such period, negotiated in good faith with Parent with respect to such proposed revisions or other proposal (it being agreed that any material changes to any Acquisition Proposal shall require a new notice and a new five (5) Business Day period for negotiations) and (C) the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law and (ii) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith, after consultation with its legal counsel, that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board may make a Change of Recommendation.
(Emphasis added.)

CLASS ACTION COMPLAINT — 13	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
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     33. The inclusion of the deal protection devices serves no other purpose other than to deter competing parties from making offers for the Company and to further the interests of the CSC Board’s hand-picked suitor, Opto Circuits.
     34. According to the Company’s quarterly report for the quarter ended June 30, 2010 filed with the United States Securities and Exchange Commission on August 6, 2010 on Form 10-Q, as of June 30, 2010, the Company had approximately $10.9 million in cash and cash equivalents, representing approximately $0.46 for each outstanding share.
CSC Board Members Failed to Discharge their Fiduciary Duties to Stockholders
     35. In these circumstances, the Individual Defendants must, as their fiduciary obligations require:
a.	undertake an appropriate evaluation of CSC’s worth as a merger/acquisition candidate;

b.	take all appropriate steps to enhance CSC’s value and attractiveness as a merger/acquisition candidate;

c.	take all appropriate steps to effectively expose CSC to the marketplace in an effort to create an active auction for CSC, including, but not limited to, engaging in serious negotiations with any bona fide potential bidder;

d.	disclose to the Company’s stockholders all relevant information regarding, the acquisition by Opto Circuits the Individual Defendants’ efforts, if any, to shop the Company and to negotiate with all legitimate potential bidders;

e.	act independently so that the interests of CSC public stockholders will be protected; and

CLASS ACTION COMPLAINT — 14	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
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f.	adequately ensure that no conflicts of interest exist between any of Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CSC’s public stockholders.
     36. The members of the Company’s Board of Directors owed and continue to owe the public shareholders fiduciary duties to extract the best price available for the Company’s shares.
     37. The value of the Company’s shares is materially in excess of the $2.30 per share at which it has been valued in the Merger Agreement. The consideration proposed as part of the Merger is inadequate. Further, the Proposed Transaction has been timed to ensure that Opto Circuits and not CSC stockholders unlock the latent value of the Company.
     38. Unless the Court enjoins the Proposed Transaction and/or the tender offer, the Individual Defendants will engage in further breaches of their fiduciary duties to the Company’s shareholders and proceed with the Proposed Transaction without adequate arms-length negotiation and consummate the merger on terms beneficial to Opto Circuits and not to the public shareholders of the Company.
     39. These actions will result in irreparable harm to the members of the Class.
COUNT I
BREACH OF FIDUCIARY DUTY BY ALL INDIVIDUAL DEFENDANTS
     40. Plaintiff repeats and realleges each of the foregoing allegations.
     41. By virtue of their positions as directors of CSC, the Individual Defendants owe fiduciary duties of care and loyalty to CSC and its stockholders. This requires the Individual Defendants to consider all shareholder value maximizing transactions in good faith, and base

CLASS ACTION COMPLAINT — 15	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

material decisions on adequate information and deliberation consistent with their duties of loyalty and care. The Individual Defendants must, but cannot, show that the Proposed Transaction is entirely fair to the CSC stockholders.
     42. Furthermore the deal protection devices adopted by Defendants impose an unreasonable and disproportionate impediment to CSC’s ability to entertain any other potentially superior alternative offer and constitute a breach of fiduciary duty.
     43. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and violate Delaware law to the detriment of CSC and its stockholders.
     44. Plaintiff and the other members of the Class have no adequate remedy at law.
     45. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the irreparably injury which Individual Defendants’ actions threaten to inflict.
COUNT II
AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES BY OPTO CIRCUITS
AND JOLT ACQUISITION
     46. Plaintiff repeats and re-alleges each of the foregoing allegations.
     47. Opto Circuits and Jolt Acquisition have aided and abetted the Individual Defendants in their breaches of fiduciary duty. As participants in the Proposed Transaction and Merger Agreement, Opto Circuits and Jolt Acquisition are aware of the Individual Defendants’ breaches of fiduciary duties and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial financial benefits that the merger would provide at the expense of CSC stockholders.
     48. Plaintiff has no adequate remedy at law.

CLASS ACTION COMPLAINT — 16	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

WHEREFORE, Plaintiff prays for judgment, as follows:
a.	determining that this action is a proper class action, and that Plaintiff is a proper class representative and appointing Plaintiff’s Counsel as Class Counsel;

b.	enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Defendant CSC at a price that is not fair and equitable and under the terms presently proposed;

c.	declaring that the Merger is in breach of the fiduciary duties of the Defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;

d.	to the extent, if any, that the Merger is consummated prior to the entry of final judgment, rescinding the transaction or awarding damages to the Class, including pre- and post-judgment interest;

e.	requiring Defendants to fully disclose all material information regarding the Merger;

f.	conducting a fair process to evaluate the Company’s value maximizing strategic alternatives;

g.	directing that Defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by Defendants as a result of their unlawful conduct;

h.	awarding Plaintiff and the Class pre- and post judgment interest at the statutory rate;

i.	enjoining, temporarily and permanently, any material transactions or changes to CSC’s business and assets unless and until a proper process is conducted to evaluate CSC’s strategic alternatives;

CLASS ACTION COMPLAINT — 17	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384

j.	awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

k.	granting such other and further relief as the Court deems appropriate.
DATED this 22nd day of October, 2010.

KELLER ROHRBACK L.L.P.

By:	/s/ Lynn Lincoln Sarko

Lynn Lincoln Sarko, WSBA #16569
Juli E. Farris, WSBA #17593
Elizabeth A. Leland, WSBA #23433
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Tel: (206) 623-1900
Fax: (206) 623-3384

KAPLAN FOX & KILSHEIMER LLP
Robert N. Kaplan
Jeffrey P. Campisi
850 Third Avenue, 14th Floor
New York, NY 10022
Tel: (212) 687-1980
Fax:(212) 687-7714

Laurence D. King
KAPLAN FOX & KILSHEIMER LLP
350 Sansome Street, Suite 400
San Francisco, CA 94104
Tel: (415) 772-4700
Fax:(415) 772-4707

Justin B. Farar
KAPLAN FOX & KILSHEIMER LLP
1801 Century Park East, Suite 1440
Los Angeles, CA 90067
Telephone: 310-785-0800
Facsimile: 310-785-0897
Attorneys for Plaintiff

CLASS ACTION COMPLAINT — 18	LAW OFFICES OF
Keller Rohrback l.l.p.
1201 THIRD AVENUE, SUITE 3200
SEATTLE, WASHINGTON 98101-3052
TELEPHONE: (206) 623-1900
FACSIMILE: (206) 623-3384